Jerrick Media Holdings, Inc.

2050 Center Avenue Suite 640

Fort Lee, NJ 07024

September 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Lopez Mara Ransom

Re:	Jerrick Media Holdings, Inc. Registration Statement on Form S-1 File No. 333-238514

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Jerrick Media Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Thursday, September 10, 2020, or as soon thereafter as possible.

Please notify Alexander Yarbrough of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 653-8182 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Respectfully submitted,

JERRICK MEDIA HOLDINGS, INC.

By:	/s/ Jeremy Frommer
Name: Jeremy Frommer
Title: Chief Executive Officer